Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

January 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Raymond Be, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X China Disruption ETF (the “Fund”), included in Post-Effective Amendment No. 630 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on December 28, 2020 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2020, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
GENERAL
1.    Comment: Please file your responses to our comments as EDGAR correspondence at least five (5) business days prior to the Amendment’s effective date. Please also e-mail any changed pages that were changed in response to our comments marked to show such changes.
    Response: The Registrant will file this comment response letter and provide marked changed pages as requested.
2.    Comment: Please apply comments to one section of the Amendment to similar disclosures throughout the Amendment.
1

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

    Response: The Registrant confirms that it will apply comments to one section of the Amendment to similar disclosures throughout the Amendment.
PROSPECTUS
FEES AND EXPENSES
3.     Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.
Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.75%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.75%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$77	$240

PRINCIPAL INVESTMENT STRATEGIES

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

4.Comment: In the first sentence of the second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please explain briefly what “disruptive” means. Please clarify what makes a theme “disruptive”.
Response: The Registrant has revised the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows to clarify the meaning of a disruptive theme:
To achieve the Fund’s objective, the Adviser will provide a list of disruptive themes relevant to the economy in China using its proprietary thematic identification process. The identified themes will serve as the macroeconomic framework for the Sub-Adviser’s portfolio construction process. A disruptive theme is one or many powerful structural changes that are expected to impact meaningful aspects of the economy and/or society. Disruptive themes can result from significant advancements in technology, as well as from changes in demographics, consumer preferences, and/or the physical environment. For example, the growing trend in consumer habits for buying goods and services online has resulted in the transformation of how certain consumer goods companies operate and has contributed to the rapid growth of e-commerce.
5.Comment: The Staff is aware of recent U.S. governmental actions that may impact companies in the Fund’s thematic investment universe as well as Chinese governmental restrictions that prevent or limit foreign investment in certain strategic sectors. With a view to improved strategy and risk disclosure, please advise of current material investment restrictions imposed by either government that would impact your ability to invest in the identified themes.
Response: The Registrant has updated the disclosures in the risk factor entitled “Geographic Risk – Risk of Investing in China” in the section of the Fund’s Prospectus entitled “SUMMARY OF PRINCIPAL RISKS” and the risk factor entitled “Geographic Risk – Risk of Investing in China – Economic Risk” in the section of the Fund’s Prospectus entitled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus as follows:
Risk of Investing in China: Investment exposure to China subjects the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. Concerns about the rising government and household debt levels could impact the stability of the Chinese economy. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices, including recent reforms to liberalize its capital markets and expand the sphere for private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation. China has experienced security concerns,

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

such as terrorism and strained international relations, as well as major health crises. These health crises include, but are not limited to, the rapid and pandemic spread of novel viruses commonly known as SARS, MERS, and COVID-19 (Coronavirus). Such health crises could exacerbate political, social, and economic risks previously mentioned. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Incidents involving China’s or the region’s security, including the contagion of infectious viruses or diseases, may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the Fund’s investments. Export growth continues to be a major driver of China’s rapid economic growth. Elevated trade tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods and increased international pressure related to Chinese trade policy and forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. The continuation or worsening of the current political climate between China and the U.S. could result in additional regulatory restrictions being contemplated or imposed on the U.S. or in China that could impact the Fund’s ability to invest in certain companies. Chinese companies, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the Chinese securities in which the Fund invests may be less reliable or complete. There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies and shareholders may have limited legal remedies. Investments in China may be subject to loss due to expropriation or nationalization of assets and property or the imposition of restrictions on foreign investments and repatriation of capital. China has implemented a number of tax reforms in recent years and may amend or revise its existing tax laws and/or procedures in the future, possibly with retroactive effect. Changes in applicable Chinese tax law could reduce the after-tax profits of the Fund, directly or indirectly, including by reducing the after-tax profits of companies in China in which the Fund invests. Uncertainties in Chinese tax rules could result in unexpected tax liabilities for the Fund.

Risk of Investing in China

Economic Risk

The Chinese economy has grown rapidly in the recent past and there is no assurance that this growth rate will be maintained. In fact, the Chinese economy may experience a significant slowdown as a result of, among other things, a deterioration in global demand for Chinese

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

exports, as well as contraction in spending on domestic goods by Chinese consumers. In addition, China may experience substantial rates of inflation or economic recessions, which would have a negative effect on its economy and securities market. Delays in enterprise restructuring, slow development of well-functioning financial markets and widespread corruption have also hindered performance of the Chinese economy. China continues to receive substantial pressure from trading partners to liberalize official currency exchange rates.

Elevated geopolitical tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods, the imposition of trade and non-trade related barriers for certain Chinese companies, and increased international pressure related to Chinese trade policy, forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. The continuation or worsening of the current political climate between China and the U.S. could result in additional regulatory restrictions being contemplated or imposed on the U.S. or in China that could impact the Fund’s ability to invest in certain companies. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy and the Chinese issuers of securities in which the Fund invests. For example, the U.S. has added certain foreign technology companies to the U.S. Department of Commerce’s Bureau of Industry and Security’s “Entity List,” which is a list of companies believed to pose a national security risk to the U.S. U.S. investors may also be barred by U.S. authorities from investing in certain companies, including those with ties to the military, intelligence, and security services in China. Actions like these may have unanticipated and disruptive effects on the Chinese economy. Any such response that targets Chinese financial markets or securities exchanges could interfere with orderly trading, delay settlement or cause market disruptions. Public health crises or major health-related developments may have a substantial impact on the Chinese economy or holdings in the Fund. Outbreaks of contagious viruses and diseases, including the novel viruses commonly known as SARS, MERS, and Covid-19 (Coronavirus), may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks such as volatility in exchange rates or the trading of Chinese securities listed domestically or abroad. Likewise, factories, ports, and critical infrastructure in China may close to limit contagion risk. Foreign investors’ access to domestic markets may also be limited during such health crises, especially if domestic exchanges are closed for an extended period. Market closures could interfere with the orderly trading or settlement mechanisms of Chinese securities listed domestically or abroad. The Chinese economy or holdings in the Fund may also be adversely impacted should health crises create political uncertainty or social unrest. The implications of such health crises is difficult to ascertain but may put strain on China’s supply chains, trading relationships, and international relations.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

6.     Comment: In the fourth sentence of the second paragraph in the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please briefly describe the diversification and weighting criteria.
Response: The Registrant has revised the second paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:
From the identified companies, the Sub-Adviser will then select those companies that it believes have the most potential for capital appreciation, while also accounting for both theme- and company-level diversification in both the selection and weighting process. Under normal market conditions, the Sub-Adviser will seek to limit single stock exposure to 10% and limit the aggregate weight of each theme to 35%.

7.     Comment: In the fourth sentence of the second paragraph in the section titled "PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, in an appropriate location, please explain the methodology and data that the Sub-Adviser will use to determine which companies have the potential for capital appreciation.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” by adding the following paragraph:
Stock selection is based on fundamental, bottom up analysis. In choosing individual stocks, the Sub-Adviser applies an internally generated process which includes a quantitative and qualitative assessment of factors, including but not limited to, an issuer’s valuation, financial strength, competitive position in the industry, management track record, sustainability of returns, and regulatory and political risks.
8.    Comment: On page 2 in the section titled "PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus where the list of various themes are disclosed, under the sub-heading “FinTech” the disclosure refers to “alternative/digital currencies”. Please clarify what is meant by this and in particular, what types of investments might these be and to what extent the Fund intends to invest in such investments. Depending upon the response, the Staff may have additional comments.
Response: Alternative/digital currencies are forms of currencies that are only available in digital or electronic form and not in physical form, like cryptocurrency. The Fund will not invest directly in alternative/digital currencies or in companies whose sole purpose is to hold alternative/digital currencies but may invest in companies profiting from the demand for blockchain-based applications such as cryptocurrency and mining. The Registrant has revised the disclosure included in the sub-heading “FinTech” in the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" as follows to clarify the meaning of alternative/digital currencies:

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

FinTech: Companies involved in mobile/digital payments and remittances, peer-to-peer ("P2P") and marketplace lending, online banking, digital and automated investing solutions, insurance technology, financial analytics software and alternative/digital currencies (which are forms of currencies that are only available in digital or electronic form and not in physical form, like cryptocurrency).
SUMMARY OF PRINCIPAL RISKS
9.Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, at the end of the first paragraph, please remove the following sentence: “The order of the below risk factors does not indicate the significance of any particular risk factor.”
Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.
10.    Comment: Please review and revise the Fund’s Item 4 risk disclosures to summarize the principal risks of investing in the Fund in accordance with Form N-1A.
Response: The Registrant has updated the section of the Fund’s Prospectus entitled “SUMMARY OF PRINCIPAL RISKS” to include the following risk factor, which summarizes and replaces the following risk factors: Associated Risks Related to Investing in Autonomous & Electric Vehicle Companies, Associated Risks Related to Investing in Climate Change Companies, Associated Risks Related to Investing in Cloud Computing Companies, Associated Risks Related to Investing in Cybersecurity Companies, Associated Risks Related to Investing in E-commerce Companies, Associated Risks Related to Investing in Education Companies, Associated Risks Related to Investing in FinTech Companies, Associated Risks Related to Investing in 5G & the Internet of Things Companies, Associated Risks Related to Investing in Healthcare Innovation Companies, Associated Risks Related to Investing in Infrastructure Development Companies, Associated Risks Related to Investing in Longevity Companies, Associated Risks Related to Investing in Rising EM Consumers Companies, Associated Risks Related to Investing in Robotics & Artificial Intelligence Companies, Associated Risks Related to Investing in Social Media Companies, and Associated Risks Related to Investing in Video Game & Esports Companies (the “Thematic Specific Risk Factors”). The Thematic Specific Risk Factors will remain in the section of the Fund’s Prospectus entitled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”.
Associated Risks Related to Investing in Thematic Growth Companies: Companies focused on business activities in emerging economic themes typically face intense competition and potentially rapid product obsolescence. Thematic companies may have limited product lines, markets, financial resources or personnel. These companies typically engage in significant amounts of spending on research and development, capital expenditures and mergers and

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

acquisitions, and there is no guarantee that the products or services produced by these companies will be successful.
These companies are also frequently dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. There can be no assurance these companies will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology. Such companies may be potential targets for cyberattacks, which can have a materially adverse impact on the performance of these companies. The emergent nature of many economic themes could result in increasing regulatory scrutiny in the future, which may impede the growth of companies that develop and/or focus on such economic themes. Similarly, the collection of data from consumers and other sources is frequently a critical component in emerging economic themes and could face increased scrutiny as regulators consider how the data is collected, stored, safeguarded and used. Finally, these companies may be involved in young, fast evolving industries with increased exposure to the risks associated with changes in applicable laws (including regulation, other rule changes, and related federal and state enforcement activities), as well as market developments, which may cause businesses to contract or close suddenly and negatively impact the value of these companies.
Sales growth and acceleration for a particular economic theme may not continue, and the business models employed by the companies focused on a particular economic theme may not prove to be successful. The customers and/or suppliers of thematic companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on thematic companies. These companies may also be more affected by overall capital spending levels, economic cycles and changes in consumer and social trends than companies focused on more established business industries. Such companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology and may experience greater downturns in the case of falling equity markets. Such considerations may lead the value of companies involved in a given economic theme to at times be heavily correlated with the value of companies involved in a different economic theme, which may lead the Fund to experience greater volatility than it would likely experience if a broader investment strategy were employed. These companies may participate in monopolistic practices that could make them subject to higher levels of regulatory scrutiny and/or potential break ups in the future, which could severely impact the viability of these companies.
A FURTHER DISCUSSION OF PRINCIPAL RISKS
11.Comment: Please revise the risk factor entitled “Cash Transactions Risk” in the section titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus to disclose that these costs could decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an Authorized Participant.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
January 15, 2021

Response: The Registrant has revised the risk factor entitled “Cash Transactions Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as follows:
Cash Transaction Risk
Unlike most ETFs, the Fund intends to effect creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. ETFs generally are able to make in-kind redemptions and avoid being taxed on gain on the distributed portfolio securities at the Fund level. Because the Fund currently intends to effect redemptions for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities in-kind. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These factors may result in wider spreads between the bid and the offered prices of the Fund’s Shares than for more conventional ETFs. To the extent that the maximum additional variable charge for cash creation or cash redemption transactions is insufficient to cover the transaction costs of purchasing or selling portfolio securities, the Fund’s performance could be negatively impacted.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

cc:    John Belanger, Esq.
Senior Vice President, Head of Product Management
Global X Management Company LLC